

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Robert Easter
Chief Executive Officer
Holiday Lifestyle Fund I
169 Griffin Boulevard, Suite 106
Panama City, Florida 32413

> **Re: Holiday Lifestyle Fund I**
> **Registration Statement on Form 1-A**
> **Filed July 2, 2021**
> **File No. 024-11571**

Dear Mr. Easter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hannah Menchel at 202-551-5702 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction